               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                   -----------

                           For the Month of April 2004

                                  ------------

                         (Commission File. No 0-30718).

                                   -----------


                   SIERRA WIRELESS, INC., A CANADA CORPORATION
                   -------------------------------------------
                  (Translation of registrant's name in English)


                               13811 Wireless Way
                   Richmond, British Columbia, Canada V6V 3A4
                   ------------------------------------------
              (Address of principal executive offices and zip code)


        Registrant's Telephone Number, including area code: 604-231-1100
                                                            ------------


Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F:               Form 20-F ____    40-F   X
                                                                          ---


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                                                  Yes: ____      No: X
                                                                    ---

                              SIERRA WIRELESS, INC.

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS


NOTICE IS HEREBY GIVEN that an annual meeting (the "Meeting") of shareholders of Sierra Wireless, Inc. (the "Corporation") will be held at the office of Sierra Wireless, Inc., Richmond, British Columbia, on Monday, April 26, 2004 at 2:00 p.m. (Vancouver time) for the following purposes:

     1.   To receive the report of the directors;

     2. To receive the consolidated financial statements for the year ended December 31, 2003 and the auditors' report thereon;

     3. To appoint KPMG LLP, Chartered Accountants, as auditors of the Corporation and to authorize the directors to fix the auditors' remuneration;

     4.   To elect directors for the ensuing year; and

     5. To transact such other business as may be properly brought before the Meeting.

Further details of the above matters are set out in the attached Information Circular.

DATED at Richmond, British Columbia, this 24th day of March, 2004.

                                           By Order of the Board of Directors


                                           "David G. McLennan"
                                           ----------------------------------
                                           David G. McLennan,
                                           Chief Financial Officer and Secretary

IMPORTANT

Only holders of common shares of the Corporation of record at the close of business on March 24, 2004 are entitled to notice of the Meeting and only those holders of common shares of the Corporation of record at the close of business on March 24, 2004, or who subsequently become shareholders and comply with the provisions of the CANADA BUSINESS CORPORATIONS ACT, are entitled to vote at the Meeting. Shareholders who are unable to attend the Meeting in person are requested to complete, sign, date and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice.

Proxies, to be valid, must be deposited at the office of the registrar and transfer agent of the Corporation, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting or any adjournment of the Meeting.

                              SIERRA WIRELESS, INC.
                               13811 Wireless Way
                    Richmond, British Columbia Canada V6V 3A4

                              INFORMATION CIRCULAR
                              As at March 24, 2004

                            GENERAL PROXY INFORMATION

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management (the "Management") of Sierra Wireless, Inc. (the "Corporation") for use at the annual meeting (the "Meeting") of shareholders of the Corporation (and any adjournment thereof) to be held on Monday, April 26, 2004 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and regular employees of the Corporation. All costs of solicitation will be borne by the Corporation.

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of proxy are the Chief Executive Officer (or "CEO") and Chief Financial Officer of the Corporation. A SHAREHOLDER MAY APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON THE SHAREHOLDER'S BEHALF AT THE MEETING. TO EXERCISE THIS RIGHT, THE SHAREHOLDER MAY EITHER INSERT THE NAME OF SUCH OTHER PERSON IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR COMPLETE AND SUBMIT ANOTHER FORM OF PROXY.

A proxy will not be valid unless the completed form of proxy is received by the Corporation at the offices of the Corporation's registrar and transfer agent, Computershare Trust Company of Canada, at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (fax: 1.866.249.7775), not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time for holding the Meeting or any adjournment thereof.

REVOCATION OF PROXY

A shareholder may revoke a proxy by delivering an instrument in writing executed by the shareholder or the shareholder's attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney for the corporation, either to the registered office of the Corporation at Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, at any time up to and including 48 hours preceding the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting before any vote in respect of which the proxy is to be used shall have been taken or in any other manner provided by law.

A revocation does not affect any matter on which a vote has been taken prior to the revocation. A shareholder of the Corporation may also revoke a proxy by signing a form of proxy bearing a later date and returning such proxy and delivering it to Computershare Trust Company of Canada as aforesaid at any time up to and including 48 hours preceding the Meeting or any adjournment thereof.

A person duly appointed under a form of proxy will be entitled to vote the shares represented thereby only if the form of proxy is properly completed and delivered in accordance with the requirements set out above under the heading "Appointment of Proxyholder" and such proxy has not been revoked.

VOTING OF PROXIES AND DISCRETIONARY AUTHORITY

Unless specifically directed in the form of proxy to withhold the shares represented by the form of proxy from a ballot or show of hands, the proxies named in the accompanying form of proxy shall vote the shares represented by the form of proxy on each ballot or show of hands. Where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the shares will be voted in accordance with the specifications so made.

IN THE ABSENCE OF ANY INSTRUCTIONS ON THE PROXY OR IF SUCH INSTRUCTIONS ARE UNCLEAR, SHARES REPRESENTED BY THE FORM OF PROXY WILL BE VOTED:

     1. FOR THE APPOINTMENT OF KPMG LLP, CHARTERED ACCOUNTANTS, AS AUDITORS OF THE CORPORATION AND AUTHORIZING THE DIRECTORS TO FIX THE AUDITORS' REMUNERATION; AND

     2. FOR THE ELECTION OF THE INDIVIDUALS LISTED IN THE PROXY AS DIRECTORS OF THE CORPORATION,

in each case as more particularly described elsewhere in this Information Circular.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other matter of business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgement on such matter of business. At the time of the printing of this Information Circular, Management knows of no such amendment, variation or other matter which may be presented at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed in this Information Circular, no director or senior officer, past, present or nominated, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, in any matter to be acted upon at the Meeting, except to the extent that such persons may be directly involved in the normal business of the Meeting or the general affairs of the Corporation.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of common shares in the capital of the Corporation ("Common Shares") of which, as of the date of this Information Circular, 25,147,231 Common Shares are issued and outstanding as fully paid and non-assessable shares. The holders of Common Shares are entitled to one (1) vote for each Common Share held. The Corporation is also authorized to issue an unlimited number of preference shares issuable in series, of which none are issued and outstanding.

Any shareholder of record at the close of business on March 24, 2004 (the "Record Date") who either personally attends the Meeting or who has completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or have his Common Shares voted at the Meeting.

                     MATTERS TO BE ACTED UPON AT THE MEETING

APPOINTMENT OF AUDITORS

Management will recommend that the Meeting appoint KPMG LLP, Chartered Accountants, as auditors of the Corporation and authorize the directors to fix their remuneration.

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting. The Board of Directors presently consists of seven (7) directors and it is intended to elect seven (7) directors for the ensuing year. Each director elected will hold office until the next annual meeting of the Corporation or until his or her successor is elected or appointed, unless his or her office is earlier vacated, in accordance with the By-laws of the Corporation or with the provisions of the CANADA BUSINESS CORPORATIONS ACT.

The persons named below will be presented for election at the Meeting as Management's nominees for the Board of Directors, and the proxyholders named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate presenting for election any person other than these nominees but, if for any reason Management does present another nominee for election, the proxyholders named in the accompanying form of proxy reserve the right to vote for such other nominee in their discretion unless the shareholder has specified otherwise in the form of proxy.

The following table sets out the names of the nominees for election as directors, the municipality in which each is ordinarily resident, all offices of the Corporation now held by each of them, their present principal occupations, their principal occupation within the five preceding years and, unless he or she is now a director and was elected to his or her present term at the last annual meeting of the Corporation, the period of time for which each has been a director of the Corporation, and the number of Common Shares beneficially owned by each, directly or indirectly, or over which each exercises control or direction, as at the date hereof.

                                                                                                          NO. OF
NAME, POSITION AND RESIDENCE          PRINCIPAL OCCUPATION OR EMPLOYMENT                DIRECTOR SINCE    COMMON SHARES
------------------------------------- ------------------------------------------------- ----------------- --------------

DAVID B. SUTCLIFFE                    Chairman and Chief Executive Officer              June 1995         180,542 (1)
Chairman, CEO and Director
North Vancouver,
British Columbia

GREGORY D. AASEN(b)                   Chief Operating Officer of PMC-Sierra, Ltd., a    December 1997     20,000 (2)
Director                              wholly-owned subsidiary of PMC-Sierra, Inc.
West Vancouver,
British Columbia

S. JANE ROWE(a)                       Senior Vice  President, Global Risk Management    March 1998        50,156(3)
Director                              Division of Scotiabank from 2002 to present;
Toronto, Ontario                      Managing Director and Co-Head of Scotia
                                      Merchant Capital Corporation from 1997 to 2002

                                                                                                          NO. OF
NAME, POSITION AND RESIDENCE          PRINCIPAL OCCUPATION OR EMPLOYMENT                DIRECTOR SINCE    COMMON SHARES
------------------------------------- ------------------------------------------------- ----------------- --------------

PAUL G. CATAFORD(a) (c)               Managing  Partner of HorizonOne Asset Management  July 1998         2,675(4)
Director                              from December 2002 to present;  Consultant  from
Toronto, Ontario                      March 2002 to December 2002;  Executive Managing
                                      Director of BMO Nesbitt Burns Equity Partners
                                      Inc. from 2001 to 2002; Managing Director and
                                      President BCE Capital Inc. from 1997 to 2001

PETER CICERI(c)                       Executive in residence at the Faculty of          February 2000     5,500 (5)
Lead Independent Director             Commerce  and  Business  Administration  at  the
Whistler, British Columbia            University of British  Columbia  from  September
                                      2001 to present; President of Rogers Telecom,
                                      Inc. from 2000 to May 2001; President and
                                      Managing Director of Compaq Canada Ltd. and
                                      Vice-President Compaq Computer Corporation (US)
                                      from 1996 to 2000

NADIR MOHAMED(a)                      President, Chief Executive Officer and Director   March 2003        Nil (6)
Director                              of  Rogers Wireless Communications Inc.from
Toronto, Ontario                      2001 to present;  President and Chief  Operating
                                      Officer of Rogers Wireless Communications Inc.
                                      from  2000 to 2001; Senior Vice President,
                                      Marketing and Sales of Telus Communications
                                      Inc. from 1999 to 2000; President and Chief
                                      Operating Officer of BC Tel Mobility from 1997
                                      to 1999

CHARLES E. LEVINE(b)                  Retired. President and Chief Operating Officer    May 2003          Nil (7)
Director                              of  Sprint PCS from 2000 to 2002; Chief Sales
San Francisco, California             and Marketing Officer from 1997 to 2000.

------------------------------
NOTES:

(a)      Member of the Audit Committee.
(b)      Member of the Human Resources Committee.
(c)      Member of the Governance and Nominating Committee.
(1) Excludes options to purchase an aggregate of 183,111 Common Shares at prices ranging from Cdn.$3.38 per Common Share to Cdn.$34.11 per Common Share.
(2) Excludes options to purchase an aggregate of 15,000 Common Shares at prices ranging from Cdn.$3.50 per Common Share to Cdn.$34.11 per Common Share.
(3) Excludes options to purchase an aggregate of 15,000 Common Shares at prices ranging from Cdn.$3.50 per Common Share to Cdn. $34.11 per Common Share.
(4) Excludes options to purchase an aggregate of 19,125 Common Shares at prices ranging from Cdn.$3.50 per Common Share to Cdn.$34.11 per Common Share.
(5) Excludes options to purchase an aggregate of 46,250 Common Shares at prices ranging from Cdn.$3.50 per Common Share to Cdn.$176.05 per Common Share.

(6) Excludes options to purchase an aggregate of 26,000 Common Shares at prices ranging from Cdn. $5.70 per Common Share to Cdn. $34.11 per Common Share.
(7) Excludes options to purchase an aggregate of 26,000 Common Shares at prices ranging from US $3.90 per Common Share to US $25.64 per Common Share.

                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

INTRODUCTION

The Toronto Stock Exchange (the "TSX") requires that each listed company disclose on an annual basis its approach to corporate governance, with reference to guidelines (the "Guidelines") for effective corporate governance published by the TSX.

The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members. Although there is no requirement that the Corporation comply with the Guidelines, the Corporation considers the Guidelines to be helpful in monitoring the effectiveness and the evolution of its corporate governance and does comply with the Guidelines. The Corporation's current corporate governance is designed to reflect fairly the interests of its shareholders and the Corporation's historic and current development.

The following describes the Corporation's approach to corporate governance:

MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors manages, or supervises the management of, the affairs and business of the Corporation and acts in accordance with the CANADA BUSINESS CORPORATIONS ACT, the Restated Articles of Incorporation and By-laws of the Corporation, all other applicable statutory and legal requirements, the policies of the Corporation and the written mandate of the Board of Directors and written charters of the Board committees. Management is responsible for the day-to-day operation of the business and affairs of the Corporation.

In fulfilling its mandate, the Board of Directors is responsible, among other things, for the following:

         o monitoring and assessing the performance of the Chief Executive Officer and ensuring that succession planning is in place;

         o approving choices of the Chief Executive Officer for the executive Management team, monitoring the performance of the executive Management and ensuring that succession planning is in place for critical Management positions;

         o contributing to the development of the strategic direction of the Corporation and approving strategic plans;

         o ensuring that the Corporation has in place appropriate processes for risk assessment, management and internal control, monitoring performance against agreed benchmarks and assuring the integrity of financial reports; and

         o providing assurance to shareholders and stakeholders concerning the integrity of the Corporation's reported financial performance.

In order to carry out its functions, the Board of Directors holds regular meetings and additional meetings as necessary to consider particular matters or evaluate matters between formal meetings, wherever appropriate. In the year ended December 31, 2003, the Board of Directors met on eight occasions. Independently of formal meetings, Management communicates informally with members of the Board of Directors and solicits the advice of Board of Directors members falling within their special knowledge or experience.

In the past year, the Board of Directors adopted a Code of Business Conduct and Ethics applying to all directors, officers and employees of the Corporation to ensure that the Corporation conducts its business in accordance with the highest standards of business conduct and ethics.

The Board of Directors expects members of Management of the Corporation to carry out their duties and to discharge their responsibilities in a professional, competent and ethical manner. The Board of Directors approves senior executive appointments and accepts only those individuals who bring exemplary qualifications and demonstrated abilities to the position. The Board of Directors fully expects each executive to strive diligently and effectively to improve the fortunes of the Corporation and contribute to shareholder value.

COMPOSITION OF THE BOARD OF DIRECTORS

The Guidelines recommend careful consideration of the size, composition and relative independence of corporate boards. The Guidelines define an "unrelated director" as a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. The Guidelines emphasize the ability to exercise objective judgment, independent of management, as a hallmark of an unrelated director.

The Board of Directors is composed of seven directors of which all but Mr. David
B. Sutcliffe are outside directors who are "unrelated" within the meaning of the Guidelines. The Corporation has no "significant shareholder", which the Guidelines define as a shareholder with the ability to exercise a majority of the votes for the election of the Board of Directors of a corporation.

INDEPENDENCE FROM MANAGEMENT

The Guidelines state that the Board of Directors should have in place appropriate structures and procedures to ensure that the Board of Directors can function independently of management. Since the Chairman of the Board, Mr. David
B. Sutcliffe, is a member of Management, the Board of Directors has appointed Mr. Peter Ciceri as Lead Independent Director. In this capacity, Mr. Peter Ciceri acts as liaison between the Board of Directors and Management and provides leadership to enhance Board effectiveness and to ensure greater independence of the Board of Directors from Management. The Board of Directors meets regularly without Management. All three committees of the Board are comprised solely of outside and unrelated directors and are independent of Management.

COMMITTEES

AUDIT COMMITTEE

The Audit Committee is composed of Mr. Paul G. Cataford, Mr. Nadir Mohamed and Ms. S. Jane Rowe (Chair), all of whom are outside and unrelated directors. The Audit Committee's responsibilities include the review and approval of the financial statements of the Corporation, the review of the overall scope and results of the audit and overseeing internal financial controls of the Corporation. The Audit Committee meets with the Corporation's auditors without the presence of Management and discusses with the auditors all aspects of the Corporation's accounting policies and practices.

HUMAN RESOURCES COMMITTEE

The Human Resources Committee (formerly known as the Compensation Committee) is composed of Mr. Gregory D. Aasen and Mr. Charles E. Levine (Chair), both of whom are outside and unrelated directors. In 2003, the Board of Directors approved a written charter for the Human Resources Committee which provides, among other things, that the Human Resources Committee shall develop compensation policies to support the Corporation's growth and success, review and recommend annually to the Board of Directors compensation levels of all directors and officers including the Chief Executive Officer and review and recommend annually to the Board of Directors performance objectives and goals for the Chief Executive Officer.

GOVERNANCE AND NOMINATING COMMITTEE

The Governance and Nominating Committee is composed of Mr. Paul G. Cataford and Mr. Peter Ciceri (Lead Independent Director), both of whom are outside and unrelated directors. In 2003, the Board of Directors approved a written charter for the Governance and Nominating Committee which provides, among other things, that the Committee shall ensure proper corporate governance in accordance with applicable guidelines and requirements. In addition, the Governance and Nominating Committee proposes nominees to the Board of Directors as further discussed under the heading "New Directors and Orientation Programs" at page 8.

POSITION DESCRIPTIONS

The Board of Directors, together with the Chief Executive Officer, have developed position descriptions for the Board, the Lead Independent Director and the Chief Executive Officer. The Board of Directors approves the corporate objectives that the Chief Executive Officer is responsible for meeting.

DECISIONS REQUIRING BOARD OF DIRECTORS APPROVAL

In addition to those matters which must by law or by the Restated Articles of Incorporation and By-laws of the Corporation be approved by the Board of Directors, decisions of strategic significance to the Corporation must be approved by the Board of Directors. Business plans, budgets, material expenditures or legal commitments (including debt or equity financings and material investments, acquisitions and divestitures) by the Corporation are also subject to review or approval by the Board of Directors. Financial statements and major disclosure documents are also subject to review and approval by the Board of Directors or a committee of the Board of Directors.

EFFECTIVENESS OF THE BOARD OF DIRECTORS

The directors of the Corporation complete, on an annual basis, a Board assessment questionnaire in which they provide feedback on the quality of corporate governance by the Board of Directors and Management of the Corporation. The questionnaire covers a variety of issues including Board composition, the effectiveness of the Board of Directors and its committees and the quality of the Board of Directors' relationship with Management of the Corporation. The questionnaire also canvasses opinions with respect to any perceived need for new officers or directors within the Corporation to ensure that the Board of Directors and Management reflect the appropriate breadth of expertise. In addition, on an annual basis, each director completes a self-assessment questionnaire. The Governance and Nominating Committee presents a summary of the findings of both questionnaires to the Board of Directors and recommends any changes for its approval.

NEW DIRECTORS AND ORIENTATION PROGRAMS

The Board of Directors recruits new directors on an as needed basis, and it is the responsibility of the Governance and Nominating Committee to identify, evaluate and recommend nominees to the Board of Directors. For each new director, the Board of Directors defines the background, expertise and personal qualities that are desirable in nominees, based, in part, on the qualities already represented by the Board of Directors and the strategic plans of the Corporation. Upon the addition of a new director, the Governance and Nominating Committee will ensure that the new director is familiarized with his or her role, responsibilities and liabilities and provides an overview of the Corporation and its subsidiaries. This is accomplished by an orientation which will include meetings with members of Management. In this regard, Management of the Corporation will make itself available to a new director in order to provide information and answer any questions that the new director may have.

OUTSIDE ADVICE

The directors of the Corporation are permitted to contact and engage an outside adviser at the expense of the Corporation in appropriate circumstances. The engagement of an outside adviser is subject to the approval of the Governance and Nominating Committee.

INVESTOR RELATIONS

The Chief Financial Officer, the Chief Executive Officer and the corporate financial staff are responsible for investor relations functions. Inquiries from shareholders and investment analysts are promptly responded to by employees responsible for investor relations, or when appropriate, by other executives of the Corporation.

                             EXECUTIVE COMPENSATION

EXECUTIVE OFFICERS

The following table sets out the names and ages of each of the executive officers of the Corporation, the position each executive officer holds with the Corporation, the length of each executive officer's service with the Corporation, and all other employment held by each executive officer in the last five years.


                                POSITION WITH THE                               OTHER EMPLOYMENT HELD IN THE
NAME AND AGE OF EXECUTIVE       CORPORATION                  LENGTH OF SERVICE  LAST 5 YEARS(1)
------------------------------- ---------------------------- ------------------ --------------------------------------
David B. Sutcliffe              Chairman, Chief Executive    9 years            Chairman and CEO of the Corporation
(44)                            Officer and Director                            since May 2001; President and CEO of
                                                                                the Corporation from May 1995 to May
                                                                                2001

Norman Toms                     Chief Technical Officer      11 years(2)        N/A
(59)

                                POSITION WITH THE                               OTHER EMPLOYMENT HELD IN THE
NAME AND AGE OF EXECUTIVE       CORPORATION                  LENGTH OF SERVICE  LAST 5 YEARS(1)
------------------------------- ---------------------------- ------------------ --------------------------------------
David G. McLennan               Chief Financial Officer          -- (3)         Consultant to BCE Emergis from
(42)                            and Secretary                                   September 2002 to January 2003;
                                                                                Chief Financial Officer of Bell
                                                                                Canada from June 2002 to September
                                                                                2002; President and Chief Operating
                                                                                Officer of Bell ExpressVu from
                                                                                November 1999 to June 2002;
                                                                                Vice-President, Operations and
                                                                                Chief Financial Officer of Bell
                                                                                ExpressVu from February 1997 to
                                                                                November 1999.

Andrew S. G. Harries            Senior Vice-President,       11 years           Senior Vice-President, Corporate
(41)                            Marketing                                       Development of the Corporation from
                                                                                2000 to 2003; Vice-President,
                                                                                Marketing of the Corporation from
                                                                                1993 to February 2000.

Jason W. Cohenour               Senior Vice-President,       8 years            Senior Vice-President, Distribution
(42)                            Worldwide Sales                                 of the Corporation from 2000 to
                                                                                2003; Vice-President, Sales of the
                                                                                Corporation from 1996 to
                                                                                February 2000.

James B. Kirkpatrick            Senior Vice-President,       1 year(4)          President and Chief Executive
(40)                            Engineering                                     Officer of AirPrime, Inc. from July
                                                                                2002 to August 2003; Senior
                                                                                Vice-President, Engineering of
                                                                                AirPrime, Inc. from September 2000
                                                                                to March 2003; Vice-President of
                                                                                Wireless Technologies of DENSO
                                                                                International America, Inc. from
                                                                                June 2000 to October 2000; various
                                                                                positions at DENSO International
                                                                                America, Inc. from 1997 to June
                                                                                2000, including Senior Hardware
                                                                                Director, Hardware Director and
                                                                                Senior Hardware Manager.

Bill G. Dodson                  Vice-President,              2 years            Vice-President, Global Operations of
(41)                            Manufacturing and Supply                        Gateway Computers from 2000 to 2002;
                                                                                Director of Operations of Toshiba
                                                                                America Information Systems from
                                                                                1989 to 2000.

------------------------------
NOTE:
(1) The information as to "other employment" is not within the knowledge of Management and has been furnished by the respective executive officers.
(2)  Mr. Norman Toms will retire from the Corporation on March 31, 2004.
(3) Mr. David G. McLennan joined the Corporation in March 2004 on the retirement of Mr. Peter W. Roberts as CFO.
(4) Mr. James B. Kirkpatrick joined the Corporation in August 2003, following the acquisition of AirPrime, Inc. by the Corporation.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

There has been no indebtedness outstanding to the Corporation or any of its subsidiaries owed by any current and former officers, directors and employees of the Corporation and its subsidiaries at any time during the most recently completed fiscal year ended December 31, 2003.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Information Circular, no insider, proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

AGGREGATE COMPENSATION

During the fiscal year ended December 31, 2003, there were seven (7) executive officers of the Corporation and the aggregate cash compensation paid to them by the Corporation and its subsidiaries was U.S.$1,562,362.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

The following table sets forth all compensation paid in respect of individuals (Named Executive Officers) who were, during the fiscal year ended December 31, 2003 (or any portion thereof), the Chief Executive Officer and each of the Corporation's four most highly compensated executive officers earning a combined salary and bonus in excess of Cdn.$100,000.

--------------------------- -------- ------------------------------------ ---------------------------------- --------------
                                             ANNUAL COMPENSATION               LONG TERM COMPENSATION
                                     ------------------------------------ ----------------------------------
                                                                                  AWARDS           PAYOUTS
                                                                          ----------------------- ----------
                                                                                                     LONG
                                                                OTHER(3)   SECURITIES                TERM
                                                                 ANNUAL      UNDER                 INCENTIVE
                                                                 COMPEN-    OPTIONS     RESTRICTED   PLAN       ALL OTHER(5)
NAME AND PRINCIPAL          FISCAL      SALARY      BONUS(2)     SATION     GRANTED(4)    SHARES    PAYMENTS   COMPENSATION
POSITION(1)                 YEAR         ($)          ($)         ($)         (#)         ($)         ($)          ($)
--------------------------- -------- ------------ ------------ ---------- ----------- ----------- ---------- --------------
David B. Sutcliffe(6)       2003       273,846       66,526         -            -          -           -          1,739
Chairman and Chief          -------- ------------ ------------ ---------- ----------- ----------- ---------- --------------
Executive Officer           2002       222,930            -         -      110,000          -           -          3,857
                            -------- ------------ ------------ ---------- ----------- ----------- ---------- --------------
                            2001       224,400       61,946         -       12,000          -           -          6,060
--------------------------- -------- ------------ ------------ ---------- ----------- ----------- ---------- --------------
Norman Toms                 2003       160,714       53,410         -            -          -           -          1,305
Chief Technical Officer     -------- ------------ ------------ ---------- ----------- ----------- ---------- --------------
                            2002       143,312            -         -       12,500          -           -          1,089
                            -------- ------------ ------------ ---------- ----------- ----------- ---------- --------------
                            2001       144,572       46,105         -        8,000          -           -            943
--------------------------- -------- ------------ ------------ ---------- ----------- ----------- ---------- --------------
Andrew S. G. Harries (7)    2003       179,451       57,711         -            -          -           -          1,462
Senior Vice-President,      -------- ------------ ------------ ---------- ----------- ----------- ---------- --------------
Marketing                   2002       143,312            -         -       50,000          -           -          1,234
                            -------- ------------ ------------ ---------- ----------- ----------- ---------- --------------
                            2001       144,696       47,213         -        8,000          -           -          1,005
--------------------------- -------- ------------ ------------ ---------- ----------- ----------- ---------- --------------
Jason W. Cohenour (8)       2003       212,615       60,366         -            -          -          -           9,000
Senior Vice-President,      -------- ------------ ------------ ---------- ----------- ----------- ---------- --------------
Worldwide Sales             2002       191,000           -          -       50,000          -          -          24,917
                            -------- ------------ ------------ ---------- ----------- ----------- ---------- --------------
                            2001       190,211       74,294     9,530        8,000          -           -          9,000
--------------------------- -------- ------------ ------------ ---------- ----------- ----------- ---------- --------------

                                     - 11 -

--------------------------- -------- ------------------------------------ ---------------------------------- --------------
                                             ANNUAL COMPENSATION               LONG TERM COMPENSATION
                                     ------------------------------------ ----------------------------------
                                                                                  AWARDS           PAYOUTS
                                                                          ----------------------- ----------
                                                                                                     LONG
                                                                OTHER(3)   SECURITIES                TERM
                                                                 ANNUAL      UNDER                 INCENTIVE
                                                                 COMPEN-    OPTIONS     RESTRICTED   PLAN       ALL OTHER(5)
NAME AND PRINCIPAL          FISCAL      SALARY      BONUS(2)     SATION     GRANTED(4)    SHARES    PAYMENTS   COMPENSATION
POSITION(1)                 YEAR         ($)          ($)         ($)         (#)         ($)         ($)          ($)
--------------------------- -------- ------------ ------------ ---------- ----------- ----------- ---------- --------------
Bill G. Dodson,             2003       182,830      28,559          -          -            -          -           1,358
Vice-President,             -------- ------------ ------------ ---------- ----------- ----------- ---------- --------------
Manufacturing and Supply    2002       49,583(9)    26,539          -       50,000          -          -             154
--------------------------- -------- ------------ ------------ ---------- ----------- ----------- ---------- --------------

NOTES:
(1) All amounts on this table are reflected in U.S.$ at exchange rates of 1.401 for 2003, 1.570 for 2002 and 1.549 for 2001.
(2) Bonuses are generally granted pursuant to the management performance incentive plan to reward management team performance and are based on factors including actual revenues and profits versus budgeted revenues and profits. Bonuses may also be granted to reward outstanding performance.
(3) Other Annual Compensation relates to income from commissions.
(4) All options were granted under the Corporation's Amended and Restated 1997 Stock Option Plan.
(5) All Other Compensation relates to moving compensation, vehicle leases and/or other taxable benefits.
(6) Mr. Sutcliffe served as both President and Chief Executive Officer of the Corporation from May 1995 to May 2001. In May 2001, Mr. Sutcliffe resigned as President of the Corporation and was appointed as the Chairman and Chief Executive Officer of the Corporation.
(7) Mr. Harries was previously the Senior Vice-President, Corporate Development of the Corporation from 2000 to 2003 and the Vice-President, Marketing of the Corporation from 1993 to 2000.
(8) Mr. Cohenour was previously the Senior Vice-President, Distribution of the Corporation from 2000 to 2002 and the Vice-President, Sales of the Corporation from 1996 to 2000.
(9) Mr. Dodson joined the Corporation in July 2002.

The aggregate amount paid to all directors and executive officers as a group in 2003 was U.S.$1,674,718.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

The Corporation has entered into executive employment agreements with each of the Named Executive Officers under which each such executive has agreed to continue to serve the Corporation in his current office and perform the duties of such office for an indefinite term. Under the terms of each of the executive employment agreements, each executive has made commitments in favour of the Corporation, including non-competition and non-solicitation covenants, minimum and maximum notice periods in the event of the executive's resignation, and continued service for a minimum period of time in the event of a change of control. In consideration of the services to be rendered by each executive under each of the executive employment agreements, each executive receives an annual salary and is entitled to participate in the Management bonus and stock option programs of the Corporation and the dental, medical and other benefit plans as may be offered by the Corporation to senior officers from time to time. In the event of the termination of an executive's employment other than for just cause, the Corporation may elect to provide such executive with either: (i) 12 months working notice (15 months in the case of Mr. Sutcliffe), plus an additional month of working notice for each completed 12 month period of service to the Corporation commencing on the date that the executive commenced employment with the Corporation (not to exceed 24 months); or (ii) severance pay in lieu of such working notice. Under the terms of the executive employment contracts for all of the Named Executive Officers, in the event of actual or constructive termination of an executive's employment within 12 months following the date of a change of control of the Corporation, such executive shall be entitled to a severance payment in an amount equal to 18 months of the executive's average annual earnings, plus payment in lieu of benefits equal to 15% of the executive's annual salary.

OTHER COMPENSATION MATTERS

During the most recently completed financial year, there were no long-term incentive awards made to Named Executive Officers of the Corporation and there were no pension plan benefits in place for any of the Named Executive Officers.

OPTIONS TO PURCHASE SECURITIES

None of the Named Executive Officers were granted options to purchase Common Shares of the Corporation during the fiscal year ended December 31, 2003.

OPTION EXERCISES AND NOTIONAL YEAR-END OPTION VALUES

Options to purchase an aggregate of 52,500 Common Shares were exercised by Named Executive Officers during the fiscal year ended December 31, 2003 as described in the table below. In addition, the notional value of unexercised but exercisable/unexercisable options at year-end is set out in the table below. The value of unexercised in-the-money options is based on a price of Cdn.$20.04, the closing price of the Common Shares of the Corporation on The Toronto Stock Exchange on December 31, 2003.

------------------------- ------------ ------------ ---------------------------------- ---------------------------------
                                                         NUMBER OF COMMON SHARES             VALUE OF UNEXERCISED
                                                     UNDERLYING UNEXERCISED OPTIONS          IN-THE-MONEY OPTIONS
                                                           AT FISCAL YEAR-END                 AT FISCAL YEAR-END
                                                    ---------------------------------- ---------------------------------
                            COMMON
                            SHARES      AGGREGATE
                           ACQUIRED       VALUE
                          ON EXERCISE   REALIZED      EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
                              (#)        (CDN.$)          (#)              (#)            (CDN.$)          (CDN.$)
------------------------- ------------ ------------ ---------------- ----------------- --------------- -----------------
David B. Sutcliffe                 -             -       105,069            69,042           717,440            534,110
------------------------- ------------ ------------ ---------------- ----------------- --------------- -----------------
Norman Toms                   20,000       408,000        33,005             8,073           240,118            133,527
------------------------- ------------ ------------ ---------------- ----------------- --------------- -----------------
Andrew S. G. Harries               -             -        37,596            19,813           421,994            267,055
------------------------- ------------ ------------ ---------------- ----------------- --------------- -----------------
Jason W. Cohenour             25,000       338,300        62,020            19,813           738,193            267,055
------------------------- ------------ ------------ ---------------- ----------------- --------------- -----------------
Bill G. Dodson                 7,500        76,875        10,208            32,292           168,840            534,110
------------------------- ------------ ------------ ---------------- ----------------- --------------- -----------------


COMPOSITION OF THE HUMAN RESOURCES COMMITTEE

The Human Resources Committee of the Board of Directors is currently composed of Gregory D. Aasen and Charles E. Levine (Chair), both of whom are outside and unrelated directors.

REPORT ON EXECUTIVE COMPENSATION

The Human Resources Committee has prepared the following report on compensation for the Chief Executive Officer and other executive officers.

The Human Resources Committee is responsible for maintaining the integrity of all compensation programs and reviewing, and in certain cases recommending modifications to, the Corporation's executive base and annual incentive compensation programs. The incentive plans will typically be awarded in the form of cash and stock option grants and are based on competitive practices of comparable companies, and serve to align the interests of the executives with those of the Corporation's shareholders. The Human Resources Committee also establishes levels of compensation for the Chief Executive Officer and other executive officers, and recommends to the Board of Directors the granting of discretionary stock option and cash bonus awards to certain executives, senior Management, and other key employees.

It is the policy of the Corporation to compensate its executive and senior Management employees for performance using three forms of remuneration: base salary, incentive cash awards and stock option grants. Base salary will be determined largely by reference to market conditions, while annual incentive cash and stock option awards will provide the opportunity for cash compensation and enhanced share value for an identified group of employees based upon exceptional individual and departmental performance, and the overall success of the Corporation in any given year. Each annual incentive program provides cash bonus and option grant targets based upon the specific position's level of responsibility and the position's influence on the immediate and sustained growth of the Corporation, with final awards determined by a mix of individual, departmental and Corporation performance.

Presented by the Human Resources Committee:

Gregory D. Aasen
Charles E. Levine

COMPENSATION OF DIRECTORS

During the financial year ended December 31, 2003, the directors of the Corporation who were not officers of the Corporation each received remuneration as follows:

Annual Retainer                                                     U.S. $10,000
Lead Independent Director's Retainer                                U.S. $25,000
In-person Board or committee meeting                                   U.S. $750
Board or committee conference call                                     U.S. $375

Directors are limited to one meeting participation fee payable per calendar day. All directors are reimbursed for travel and other reasonable expenses incurred in attending Board or committee meetings.

All outside directors are eligible to participate in the Amended and Restated 1997 Stock Option Plan. During 2003, Peter Ciceri was granted options to purchase 10,000 common shares of the Corporation at an exercise price of Cdn.$5.43 per share. In addition, Nadir Mohamed and Charles E. Levine were each granted options to purchase 16,000 common shares of the Corporation at exercise prices of Cdn.$5.70 and U.S.$3.90, respectively. Executive officers of the Corporation are not permitted to receive any compensation, including stock options, to which they might be otherwise entitled by virtue of being directors of the Corporation.

SHARE PERFORMANCE GRAPH

The following graph compares the Corporation's cumulative shareholder return on a Cdn.$100 investment in its Common Shares (made May 17, 1999) to the cumulative return of a comparable investment on S&P/TSX Composite Index (formerly the TSE 300 Composite Index).


                                    [CHART]

                           ----------------------------------------------------------------------------------------------
                            May     Jun     Dec      Jun      Dec     Jun      Dec     Jun      Dec      Jun     Dec
                            1999    1999    1999     2000     2000    2001     2001    2002     2002     2003    2003
-------------------------------------------------------------------------------------------------------------------------
Sierra Wireless, Inc.      100.00   89.12   442.18   544.22   489.80  190.09   204.08   34.46   46.62    56.42   135.41
S&P/TSX Composite Index    100.00   102.46  122.98   149.02   130.57  113.08   112.37  104.44   96.68   102.07   120.16
-------------------------------------------------------------------------------------------------------------------------

      Assuming an investment of Cdn.$100 and the reinvestment of dividends


                              FINANCIAL STATEMENTS

The consolidated financial statements of the Corporation for the fiscal year ended December 31, 2003, together with the auditor's report on these statements, will be placed before shareholders at the Meeting. These financial statements form part of the accompanying annual report.

                                     GENERAL

All matters referred to herein for approval by the shareholders require a simple majority of the shareholders voting, in person or by proxy, at the Meeting.

The Corporation knows of no other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, the persons named in the accompanying form of proxy will vote the shares represented by the proxy as the Board of Directors may recommend or as the Proxyholders, acting in their sole discretion, may determine.

The contents and sending of this Information Circular have been approved by the Board of Directors of the Corporation.

Dated at Richmond, British Columbia this 24th day of March, 2004.


                       On Behalf of the Board of Directors



                      "David G. McLennan"
                      -------------------------------
                      David G. McLennan,
                      Chief Financial Officer and Secretary

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Sierra Wireless, Inc.



                                       By: /s/ David G. McLennan
                                           ---------------------------
                                           David G. McLennan
                                           Chief Financial Officer and Secretary

Date: April 2, 2004